UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November/2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company




Fax to: RNS
Dated: 3 November 2005

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 3 November 2005 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 104,028,259 shares, now represents 12.939% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule below.

From: Pearson PLC



To:    Pearson plc
       80 Strand
       London WC2R 0RK
       UK

Date:  1 November 2005

                            SECTION 198 NOTIFICATION
                            Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International. Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

     Share capital to which this relates:

          Ordinary Shares (803,997,162 shares outstanding)

     Number of shares in which the Companies have an interest:

          104,028,259

Name(s) of registered holders):

          See Schedule B

As of 1 November 2005
                                                        Number of   Percent of
Pearson plc                                                Shares  Outstanding

The Capital Group Companies Inc. ("CG") holdings      104,028,259      12.939%

Holdings by CG Management Companies and Funds:

* Capital Guardian Trust Company                       44,774,038       5.569%

* Capital International Limited                        16,112,998       2.004%

* Capital International S.A.                            3,910,529       0.486%

* Capital International Inc.                            8,463,422       1.053%

* Capital Research and Management Company              30,767,272       3.827%


                                    Schedule A



                      Schedule of holdings in Pearson plc
                            As of 1 November 2005

                         Capital Guardian Trust Company

Registered Name                                         Local Shares

State Street Nominees Limited                              5,282,758

Bank of New York Nominees                                  1,803,858

Northern Trust                                               282,609

Chase Manhattan Bank Australia Limited                         2,700

Chase Nominees Limited                                    20,403,252

BT Globenet Nominees Ltd.                                    713,435

Midland Bank plc                                           4,631,015

Cede & Co.                                                   228,263

Deutsche Bank Mannheim                                         2,200

Bankers Trust                                              1,687,300

Barclays Bank                                                143,100

Citibank London                                               11,100

Royal Trust                                                   20,700

Brown Bros.                                                   95,193

Nortrust Nominees                                          6,054,782

Royal Bank of Scotland                                       105,300

MSS Nominees Limited                                          68,100

State Street Bank & Trust Co.                                 61,200

Citibank                                                      13,600

RBSTB Nominees Ltd                                             2,200

Citibank NA                                                   45,500

Deutsche Bank AG                                               2,100

HSBC Bank PLC                                                  4,900

Mellon Bank N.A.                                             169,800

ROY Nominees Limited                                          43,500

Mellon Nominees (UK) Limited                               1,564,106

HSBC                                                          52,500

JP Morgan Chase Bank                                       1,278,967

                                           TOTAL          44,774,038


                                 Schedule B


                       Capital International Limited

Registered Name                                          Local Shares

State Street Nominees Limited                                 306,562

Bank of New York Nominees                                   2,893,348

Northern Trust                                              1,694,138

Chase Nominees Limited                                      3,407,515

Midland Bank Plc                                               83,200

Bankers Trust                                                 289,971

Barclays Bank                                                  67,200

Citibank London                                               113,966

Morgan Guaranty                                               284,300

Nortrust Nominees                                           2,670,889

Royal Bank of Scotland                                        810,900

MSS Nominees Limited                                           91,200

State Street Bank & Trust Co                                  362,000

National Westminster Bank                                     120,300

Lloyds Bank                                                    58,700

Citibank NA                                                    23,500

Deutsche Bank AG                                            1,266,668

Chase Manhattan Nominee Ltd                                    48,300

HSBC Bank plc                                                 988,300

Mellon Bank N.A.                                              165,516

KAS UK                                                         61,425

Bank One London                                               212,600

Clydesdale Bank plc                                            77,000

JP Morgan Chase Bank                                           15,500

                                                TOTAL      16,112,998




                                Schedule B



                          Capital International S.A.

Registered Name                                           Local Shares

State Street Nominees Limited                                   16,036

Bank of New York Nominees                                       35,800

Chase Nominees Limited                                       1,517,942

Credit Suisse London Branch                                     30,000

Midland Bank plc                                               447,800

Barclays Bank                                                  217,018

Brown Bros.                                                     63,800

Nortrust Nominees                                               11,300

Morgan Stanley                                                  12,900

Royal Bank of Scotland                                         130,018

J.P. Morgan                                                    860,083

National Westminster Bank                                       24,900

Lloyds Bank                                                     29,600

RBSTB Nominees Ltd                                              60,100

Deutsche Bank AG                                                67,352

HSBC Bank plc                                                  365,180

HSBC                                                            20,700

                                                   TOTAL     3,910,529


                                   Schedule B


                          Capital International Inc.

Registered Name                                           Local Shares

State Street Nominees Limited                                2,656,257

Bank of New York Nominees                                      943,005

Northern Trust                                                  28,500

Chase Nominees Limited                                       2,054,950

Midland Bank plc                                               218,100

Bankers Trust                                                   46,900

Citibank London                                                 88,800

Brown Bros.                                                    122,500

Nortrust Nominees                                              527,157

Royal Bank of Scotland                                          87,500

State Street Bank & Trust Co.                                  725,596

Sumitomo Trust & Banking                                        30,000

Citibank                                                        22,300

RBSTB Nominees Ltd                                              32,400

Citibank NA                                                    383,757

State Street Australia Limited                                  41,500

HSBC Bank PLC                                                  125,700

JP Morgan Chase Bank                                           328,500

                                              TOTAL          8,463,422


                                  Schedule B

                     Capital Research & Management Company

Registered Name                                           Local Shares

State Street Nominees Limited                                  750,000

Chase Nominees Limited                                      30,017,272

                                              TOTAL         30,767,272




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 03 November 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary